LION BIOTECHNOLOGIES, INC.

112 West 34th Street, 18th Floor

New York, New York 10120

October 28, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Lion Biotechnologies, Inc.;

Registration Statement on Form S-3 (Reg. No. 333-214073)

Ladies and Gentlemen:

On behalf of Lion Biotechnologies, Inc., the undersigned hereby requests that the Securities and Exchange Commission (“Commission”) issue an order declaring the above-referenced Registration Statement effective at 4:00 P.M., Washington, D.C. time, on Tuesday, November 1, 2016, or as soon thereafter as is practicable.

In making its request, Lion Biotechnologies, Inc. acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Lion Biotechnologies, Inc. from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•	Lion Biotechnologies, Inc. may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 28, 2016

Lion Biotechnologies, Inc. also understands that this request for acceleration will be considered a confirmation of its awareness of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 with respect to the offering of securities pursuant to the Registration Statement.

Very truly yours,

/s/MARIA FARDIS
Maria Fardis
President and Chief Executive Officer